Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Year Ended August 31, 2004

		Percent
Name	Incorporation	Owned
Penford Corporation	Washington
Penford Products Co.	Delaware	100%
Penford Holdings Pty. Limited	New South Wales, Australia	100%
Penford Australia Limited	New South Wales, Australia	100%
Penford New Zealand Ltd.	New Zealand	100%
Penford Export Corporation	U.S. Virgin Islands	100%